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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.1-A)(1)


                            Harvard Scientific Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   417465200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [x]  Rule 13d-(c)

          [_]  Rule 13d-1(d)


----------

(1) Reflected as Amendment No. 1-A since the initial filing by the reporting person on Schedule 13-G appears erroneously to have referred to itself as Amendment No. 1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                             13G                      Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     O. Lee Tawes III
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
   SHARES           792,000
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          300,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING         792,000
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH            300,000
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,092,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     18.2
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.                             13G                      Page 3 of 5 Pages

________________________________________________________________________________
Item 1(a).  Name of Issuer:

The issuer is Harvard Scientific Corp.
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

The address of the Issuer's Principal Exectutive Office is
3074 West Lake Mary Blvd. Bldg. 2, Lake Mary, Florida 32746
________________________________________________________________________________
Item 2(a).  Name of Person Filing:

O. Lee Tawes III
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

CIBC Oppenheimer
World Financial Center
New York, NY 10281

________________________________________________________________________________
Item 2(c).  Citizenship:

United States of America
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Common Stock
________________________________________________________________________________
Item 2(e).  CUSIP Number:

417465200
________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [x]
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CUSIP No.                             13G                      Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:


     (b)  Percent of class:


     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote                       ,


          (ii)  Shared power to vote or to direct the vote                     ,


          (iii) Sole power to dispose or to direct the disposition of          ,


          (iv)  Shared power to dispose or to direct the disposition of


The information required for response to this item may be found in numbered paragraphs 5-11 on the cover page and in Item 8 hereof.
________________________________________________________________________________
Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable
________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable
________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

The reporting person loaned Thomas E. Waite, an officer, director and stockholder of the issuer, $300,000, payable on demand, secured by 300,000 shares of the Common Stock of issuer. Other than the security arrangements, there are no understandings or arrangements between the reporting person and Mr. Waite, and the existence of a group is expressly disaffirmed. All the proceeds of the loan received by Mr. Waite were advanced by him to the issuer. Because the reporting person can demand payment of the loan and cause disposition of the 300,000 shares if the loan is not paid, the 300,000 shares are reported herewith. The reporting person has not demanded payment of the loan and disclaims any beneficial interest in such 300,000 shares, at this time.
________________________________________________________________________________
Item 9. Notice of Dissolution of Group.

Not Applicable

________________________________________________________________________________
Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 9, 1999
                                        ----------------------------------------
                                                        (Date)

                                                  /s/ O. Lee Tawes III
                                        ----------------------------------------
                                                      (Signature)

                                             O. Lee Tawes III, Individual
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).